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SEC FILE NUMBER
8-38631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OAKWOOD CAPITAL SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 HIGHWAY 169 SOUTH SUITE 1410
(No. and Street)

ST. LOUIS PARK	MN	55426
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	(212) 668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 AVE OF THE STARS, 1100	CENTURY CITY	CA	90067
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Douglas S. King, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oakwood Capital Securities, Inc., as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMANDA KAY OLSON
Notary Public
Minnesota
My Commission Expires
Jan 31, 2025

Notary Public

Signature:

Title: PRESIDENT, CHIEF COMPLIANCE OFFICER

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Oakwood Capital Securities, Inc

Audit of Financial Statements
and Supplementary Information

For the year ended March 31, 2023

Contents

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Oakwood Capital Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oakwood Capital Securities, Inc. (the "Company") as of March 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
May 10, 2023

Oakwood Capital Securities, Inc
Statement of Financial Condition
March 31, 2023

Assets		
Cash	$	37,387
Receivable from clearing broker		38,253
Accounts receivable		17,729
Deposit with clearing broker		50,000
Due from affiliate		146,709
Security deposit		1,217
Prepaid expense and other assets		24,435
Office equipment - Right of use asset		471
Total assets	$	316,201
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	13,583
Commission payable		28,164
Lease Liability		471
Total liabilities		42,218
Commitments and Contingencies		
Stockholder's equity		
Common stock, $.01 par value, authorized 1,000,000 shares; Issued and outstanding 510,000 shares		5,100
Retained earnings		268,883
Total stockholder's equity		273,983
Total liabilities and stockholder's equity	$	316,201

The accompanying notes are an integral part of these financial statements.

Oakwood Capital Securities, Inc
Statement of Income
For the Year Ended March 31, 2023

Revenues	
Commissions Income - Equities	$ 245,193
Commissions Income - Other	1,452,257
Other income	165,969
Total revenues	1,863,419
Expenses	
Employee compensation and benefits	379,186
Commission expenses	1,135,633
Professional fees	87,698
Regulatory fees	47,911
Clearance fees	23,847
Occupancy and equipment rental	40,473
Insurance	4,866
Technology expenses	29,136
Registered rep expenses	41,627
Other operating expenses	53,446
Total expenses	1,843,823
Net income	$ 19,596

The accompanying notes are an integral part of these financial statements.

Oakwood Capital Securities, Inc
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2023

	Shares	Common Stock	Retained Earnings	Total
Balance at March 31, 2022	510,000	$ 5,100	$ 349,287	$ 354,387
Distributions			(100,000)	(100,000)
Net income	-	-	19,596	19,596
Balance at March 31, 2023	510,000	$ 5,100	$ 268,883	$ 273,983

The accompanying notes are an integral part of these financial statements.

Oakwood Capital Securities, Inc
Statement of Cash Flows
For the Year Ended March 31, 2023

Cash flow from operating activities:		
Net income		$ 19,596
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization of Right of Use Asset	$ 1,413	
(Increase) decrease in:		
Receivable from clearing broker	14,577	
Account receivable	(10,691)	
Due from affiliate	(90,834)	
Prepaid expense and other assets	4,192	
(Decreases) increase in:		
Accounts payable and accrued expenses	(1,743)	
Commission payable	(10,971)	
Lease Liability	(1,413)	
Total adjustments		(95,470)
Net cash used in operating activities		(75,874)
Cash flow from investing activities:		
Cash flow from financing activities:		
Capital distributions	(100,000)	
Net cash used in financing activities		(100,000)
NET DECREASE IN CASH		(175,874)
CASH AT MARCH 31, 2022		213,261
CASH AT MARCH 31, 2023		$ 37,387
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during period for income taxes		$ -
Cash paid during the period for interest		$ -

The accompanying notes are an integral part of these financial statements.

Note 1: NATURE OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Company. Oakwood Capital Securities, Inc (the "Company") is a registered securities broker/dealer that maintains its headquarters and trading office in St. Louis Park, Minnesota. The Company primarily sells mutual funds, other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the state of Minnesota. As a securities broker/dealer, the Company is subject to the regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business.

The Company is an introducing broker that accepts customer orders, but elects to clear the orders through another broker. RBC Correspondent Services, a division of RBC Capital Markets, LLC, maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund, partnership and annuity accounts are maintained by the individual sponsoring companies.

Significant Accounting Policies. A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of its financial condition, results of operations, and cash flows.

Management Estimates and Assumptions - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Revenue Recognition - The Company uses-revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Concentration of Credit Risk - Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears the risk of loss associated with transactions executed but not settled.

Cash - At times during the year, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts and believes its financial balances are on deposit with financially stable institutions.

Commissions Receivable - Amounts are based on negotiated rates for various types of investment activities.

Income Taxes - The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholder. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements.

Note 2: REVENUE FROM CUSTOMERS

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Disaggregation of Revenue

"Commissions Income - Equities" consists of customer commissions, money market fund revenue, and Sales Credits cleared through RBC

"Commission income – other" consists of commissions (including trail commissions) from Mutual Funds, Variable Annuity, 529 Plans, and 401k plans as well as Assessment Fee Income and Postage & Handing Income.

"Other income" consists of Fixed Income, Insurance Income, and Interest.

Note 3: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

Note 4: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Note 4: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

For the period ending March 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the period then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: OPERATING LEASES

In connection with FASB Standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standards have had on the Company's financial statements using a modified retrospective transition approach. As of March 31, 2023, the Company does not have a right of use asset nor does it have a liability, in relation to the office space from which business activities are conducted. The Company does maintain leases for equipment utilized within the office, and has reflected a right of use asset and offsetting liability in the amount of $471 for all capitalized equipment. There is no impact to the Company's net capital, as the right of use asset is allowable to the extent there is an offsetting lease obligation. The Company has a month to month lease for office space which is not subject to ASC 842 due to the short term exemption; see note 7.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At March 31, 2023, the Company had net capital of $95,564 which was $45,564 in excess of its required net capital of $50,000. As a percentage, the Company's aggregated indebtednes to net capital was 44%.

Note 7: RELATED PARTY TRANSACTIONS

The Company charges related parties for office space and management services that it provides. The agreement dated January 1, 2023, requires that the related parties reimburse the Company for their proportionate share of office space, staff, and related expenses. As of March 31, 2023 the amount due to the Company from the related parties was $146,709.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among unrelated parties.

Note 8: INCOME TAXES

The Company has evaluated its tax positions and determined there are no uncertain tax positions as of March 31, 2023. The Company classifies interest related to the underpayment of income taxes as a component of interest expenses and classifies any related penalties in other expenses in the statement of income. Tax returns from 2020 remain open for examination by tax jurisdictions. The Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 9: CONTINGENCIES

In the normal course of business the Company is subject to potential compliance and legal claims. There are no material legal matters as of March 31, 2023 or subsequent.

Note 10: CLEARING BROKER

Deposit with clearing broker - The Company, per the terms of its clearing agreement, is required to maintain restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Receivable from clearing broker - The Company clears all securities transactions through a clearing broker. The Company considers the amounts due from its clearing broker fully collectible, and accordingly, no allowance for doubtful accounts has been established.

Oakwood Capital Securities, Inc
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2023

Computation of net capital				
Common stock	$	5,100		
Retained earnings		268,883		
Total stockholder's equity			$	273,983
Less: Non-allowable assets				
Receivables - non-allowable		(5,586)		
Due from affiliate		(146,709)		
Prepaid expenses and security deposit		(25,653)		
Office equipment - Right of use asset		(471)		
Total non-allowable assets				(178,419)
Net Capital			$	95,564
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtness	$	2,815		
Minimum dollar net capital required	$	50,000		
Net capital required (greater of above)				50,000
Excess net capital			$	45,564
Aggregate indebtedness			$	42,218
Percentage of aggregate indebtedness to net capital				44%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated March 31, 2023.

See report of Independent Registered Public Accounting Firm.

Oakwood Capital Securities, Inc
Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2023

The Company is exempt from the determination of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund, insurance, and other investment management companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

Oakwood Capital Securities, Inc
Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2023

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund, insurance, and other investment management companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

Oakwood Capital Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For The Year Ended March 31, 2023

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Oakwood Capital Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Oakwood Capital Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Oakwood Capital Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) Oakwood Capital Securities, Inc. stated that Oakwood Capital Securities, Inc. met the identified exemption provisions throughout the year ended March 31, 2023 without exception, and (3) Oakwood Capital Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended March 31, 2023. Oakwood Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oakwood Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
May 10, 2023

Douglas S. King, CFP®
President & CEO
600 Highway 169 S, St. Louis Park, MN 55426
12510 World Plaza Ln, Ste 1, Fort Myers, FL 33907
dsking@oakoodcapital.com
W: (952) 935-4601 F: (952) 935-4958

Oakwood Capital Securities, Inc.
Exemption Report
For the Year Ended March 31, 2023

Oakwood Capital Securities, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) direct sales of mutual funds; and (2) insurance and (3) other investment management companies. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Oakwood Capital Securities, Inc.

I, Douglas S. King, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: President & CEO